QSound Labs Reports Third Quarter Results for 2002


CALGARY, ALBERTA--QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio, e-commerce and multimedia software products, reported revenues for the three months ended September 30, 2002 of $1,309,000 as compared to $765,000 for the same period in FY2001. The operating profit for the quarter was $636,000 or $0.09 per share as compared to $109,000 or $0.02 per share for the same period last year. Including non-cash items such as depreciation and amortization of goodwill, net income for the period was $504,000 or $0.07 per share as compared to a loss of $(95,000) or $(0.01) per share for the same period in FY2001.

Revenues for the nine months ending September 30, 2002 were $2,934,000 compared to $2,429,000 for the same period in FY2001. The operating profit was $992,000 or $0.14 per share in FY2002 and $201,000 or $0.03 per share in FY2001. Net income for the nine month period in FY2002 was $676,000 or $0.10 per share in FY2002 as compared to a loss of $(434,000) or $(0.06) per share in FY2001.

The Company reported a working capital surplus of $3,136,000 compared to $2,288,000 as at December 31, 2001. The Company continues to generate cash flow from operations and as at September 30, 2002 had cash and cash equivalents of $1,633,000.

"FY2002 has certainly highlighted the effectiveness of our licensing business model," stated David Gallagher, President and CEO of QSound Labs. "Earlier in the year we were able to contain costs at a level that provided us with profitable operations and now third quarter revenue growth falls straight to the bottom line. For the second quarter in a row, royalties received from our hearing aid license and RealNetworks partnership were strong. Also, during the quarter our technology began shipping in Toshiba's new DVD players. All of this resulted in the Company exceeding previous guidance. Management believes that the Company will sustain these revenue levels throughout the remainder of this year."

"Even within the framework of our cost containment program, we have continued to develop new business and product opportunities for FY2003 reducing dependency on existing revenue streams," Mr. Gallagher continued. "Specifically, as previously outlined in the presentation to the shareholders at the AGM, the Company has focussed most of its development resources on complete software solutions for audio and voice applications. The Company is now exploiting opportunities for these solutions and as a first step, Philips entered the market with its new soundcard product based on QSound's software solutions at the end of the quarter. Management believes that this will be the first of several opportunities for our new technology."

FOR FURTHER INFORMATION PLEASE CONTACT:

QSound Labs, Inc.
Paula Murray
Investor Contact
(954) 796-8798
Email: paula.murray@qsound.com
Website: www.qsound.com

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of continuing royalties from existing licensees including Starkey, RealNetworks and Toshiba, new business and product opportunities, potential revenues from Philips and continued cost containment. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful product development, introduction and acceptance, QSound's ability to carry out its business strategy and marketing plans, including availability of sufficient resources to do so timely and cost effectively, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, continued growth of the Internet and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

QSound Labs, Inc.
Consolidated Balance Sheets
As at September 30, 2002 and December 31, 2001
(Expressed in United States dollars, prepared using US GAAP)

                               September 30, 2002   December 31, 2001
                                       (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents            $ 1,632,502         $ 2,047,892
 Accounts receivable                    1,228,845             439,245
 Note receivable                          500,000                   -
 Inventory                                 27,728              28,587
 Deposits and prepaid expenses             58,412              85,365
----------------------------------------------------------------------
                                        3,447,487           2,601,089


Capital assets                            893,099             932,776
Intangible assets                       2,408,993           2,432,142

----------------------------------------------------------------------
                                      $ 6,749,579         $ 5,966,007
----------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabiltiies:
 Accounts payable and accrued
  Liabiltiies                         $   158,736         $   304,726
 Deferred Revenue                         152,925               8,282
----------------------------------------------------------------------
                                          311,661             313,008

Shareholders' equity:
 Share capital (7,085,574 common
  shares)                              44,048,409          43,939,684
 Contributed Surplus                    1,114,316           1,114,316
 Deficit                              (38,724,807)        (39,401,001)
----------------------------------------------------------------------
                                        6,437,918           5,652,999
----------------------------------------------------------------------

                                      $ 6,749,579         $ 5,966,007
----------------------------------------------------------------------



QSound Labs, Inc.
Consolidated Statements of
Operations and Deficit
For the periods Ended September 30, 2002 and 2001
(Expressed in United States dollars, prepared using
 US GAAP)

                              For three                 For nine
                            months ended              months ended
                            September 30,             September 30,
                          2002         2001         2002         2001
                    (unaudited)  (unaudited)  (unaudited)  (unaudited)
REVENUE
 Royalties, license
  fees and product
  sales           $  1,308,727 $    765,188 $  2,934,054 $  2,429,180
 Cost of product
  sales                133,684        7,754      192,320       44,083
----------------------------------------------------------------------
                     1,175,043      757,434    2,741,734    2,385,097

EXPENSES:
 Marketing             217,134      240,665      670,266      819,917
 Operations             49,069       52,259      192,703      234,618
 Product engineering   164,304      212,544      505,021      683,381
 Administration        108,740      142,762      381,874      446,623
----------------------------------------------------------------------
                       539,247      648,230    1,749,864    2,184,539

----------------------------------------------------------------------
Operating profit       635,796      109,204      991,870      200,558

Other items
 Depreciation and
  amortization        (135,749)    (207,728)    (306,796)    (676,045)
 Gain on sale of capital
  assets                   652            -          681        6,515
 Other                   2,857        3,343       (9,561)      34,502
----------------------------------------------------------------------
                      (132,240)    (204,385)    (315,676)    (635,028)

----------------------------------------------------------------------
Net income (loss) for
 the period            503,556      (95,181)     676,194     (434,470)
Deficit beginning of
 period            (39,228,363) (39,007,380) (39,401,001) (38,668,091)

----------------------------------------------------------------------
Deficit end of
 period           $(38,724,807)$(39,102,561)$(38,724,807)$(39,102,561)
----------------------------------------------------------------------

Income (loss) per
 common share     $       0.07 $      (0.01)$       0.10 $      (0.06)
----------------------------------------------------------------------



QSound Labs, Inc.
Consolidated Statements of
Cash Flows
For the periods Ended September 30, 2002 and 2001
(Expressed in United States dollars, prepared using
 US GAAP)

                              For three                 For nine
                            months ended              months ended
                            September 30,             September 30,
                          2002         2001         2002         2001
                    (unaudited) (unaudited) (unaudited) (unaudited) Cash provided by (used in)

OPERATIONS
 Income (loss) for
  the period       $   503,556  $   (95,181)  $  676,194  $  (434,470)
 Items not requiring
  (providing) cash:
  Depreciation and
   amortization        135,749      207,728      306,796      676,045
 Gain on sale of capital
  assets                  (652)           -         (681)      (6,515)
 Changes in working
  capital balances    (444,150)     123,431     (763,135)     179,330
----------------------------------------------------------------------
                       194,503      235,978      219,174      414,390
----------------------------------------------------------------------

FINANCING
 Repurchase of common
 shares, net                 -      (56,755)           -     (350,494)
 Repayment of debt           -            -            -     (550,000)
----------------------------------------------------------------------
                             -      (56,755)           -     (900,494)
----------------------------------------------------------------------

INVESTMENTS
 Purchase of capital
  assets               (10,447)     (16,165)    (119,089)     (61,382)
 Purchase of
  intangible assets    (11,155)           -      (16,156)           -
 Change in working
  capital for investment
  purposes            (150,000)           -     (500,000)           -
 Proceeds from sale
  of capital assets        652            -          681        6,515
----------------------------------------------------------------------
                      (170,950)     (16,165)    (634,564)     (54,867)
----------------------------------------------------------------------

Increase (decrease)
 in cash                23,553      163,058     (415,390)    (540,971)
Cash and cash
 equivalents beginning
 of period           1,608,949    1,560,610    2,047,892    2,264,639
----------------------------------------------------------------------

Cash and cash
 equivalents end of
 period            $ 1,632,502  $ 1,723,668  $ 1,632,502  $ 1,723,668
----------------------------------------------------------------------